Exhibit 17.1

June 12, 2020

AECOM

1999 Avenue of the Stars, Suite 2600

Los Angeles, California 90067

Attn:     Board of Directors

Dear Members of the Board of Directors:

This letter serves as notice of my resignation from the Board of Directors (the “Board”) of AECOM (“AECOM” or the “Company”), effective immediately. My decision is based on strong disagreements with the Board in connection with the CEO search process and other policies and procedures of the Board. The CEO search process recently and abruptly concluded with the surprise vote and non-unanimous appointment of Troy Rudd, the Company’s long time CFO, as the successor CEO of AECOM pending a transition period until October 1st. Mike Burke would remain in the Chairman and CEO role until that time. It appears that Board leadership arranged a special meeting of the Board without a previously disclosed agenda to surprise certain members of the Board with a formal vote for CEO and without notifying the CEO Search Committee that it intended to take a formal vote on the CEO role. In doing so without unanimous support, the Board chose to rush through a decision to name Mr. Rudd as CEO despite certain members of the CEO Search Committee believing that they were continuing to work with highly qualified candidates who had expressed significant interest in the role and who had agreed to expeditiously engage with the Board regarding the CEO opportunity.

The CEO search process could have been concluded within weeks of this abrupt decision at which point members of the Board could have fully evaluated the qualifications of such other candidates and compared them to Mr. Rudd. In my opinion, the decision to not fully evaluate these candidates before making such a decision represents a failure of the Board to represent the best interest of all shareholders.

One thing we all agree on is that AECOM is a great company. However, there is much work to do to drive continued improvement in strategy, operations, and execution. By no measure is AECOM the market leader today that it can and should be. We should not be celebrating victory, we should be focused on the significant work ahead to drive improved execution, growth, and value creation. In my view, this requires renewed energy in leadership and open-minded perspectives, as opposed to a continuation of the same approach and mindset that have led to poor relative performance over the past five years.

Late last year, Starboard Value LP (“Starboard”) reached an agreement with AECOM to appoint three new directors to the Board, including me. As part of the Agreement, a CEO transition was announced whereby Mr. Burke would resign upon the appointment of his successor. I was appointed as Chair of the CEO Search Committee. As Chair of the CEO Search Committee, it was my objective and intention to run an open process, consider any and all internal and external candidates, and objectively select the best candidate that met the Board’s specification. We engaged a nationally-recognized executive search firm to assist in this process and work with the Board to fully understand what the Board felt were critical skill sets needed in a new CEO. The Board specification included candidates with the following attributes:

•	Current or former CEO, COO or Division President of a business of at least $10B in revenue size. Operational and strategic in focus and experience.

•	Experience in high performing engineering and construction company, or in an adjacent industrial industry.

•	Proven change leadership, including culture building and business transformation. Positive and trusted relationship with market analysts.

Quite clearly, the Board was initially focused on moving away from the idea of having a finance-led organization as the outgoing CEO, Mr. Burke, had risen to the role of CEO as a promotion from the CFO role. Despite this, and in order to be thorough, members of the search committee met with Mr. Rudd to understand his interest in the role even though he was not an obvious fit with the specification criteria. Mr. Rudd was quite clear that he was not interested in the CEO role and chose, at that time, to remove his name from consideration. It was not until months later that he re-submitted his interest in being considered.

Although the timing of the search process took longer than anticipated due to (i) unforeseen complications, including the COVID-19 pandemic, (ii) the unfortunate loss of a strong external candidate due to a conflict, and (iii) certain other delays, the process did in fact yield at least three other highly qualified candidates. Each one of these external candidates met many of the criteria highlighted in the specification.

There are few decisions a board makes that are more important than the appointment of a CEO. In my view, given the critical function we play as directors in this regard, our fiduciary duties compelled us to fully vet these candidates before rendering a decision on the appointment of Mr. Rudd as the successor CEO and leaving Mr. Burke in place as Chairman and CEO through October 2020.

To this end, I, along with two other fellow directors, voted against the resolutions to appoint Mr. Rudd. Since I cannot, and will not, support the Board practices that culminated in this selection, I am resigning from the Board with immediate effect.

Starboard remains a large shareholder of AECOM, and we reserve our rights to take any action we deem necessary to continue to represent the best interests of all shareholders. We fully intend to remain significant shareholders and to hold the Board accountable for its actions. AECOM is a great company with a need for strong leadership, and I am extremely disappointed with this outcome.

The decision to tender my resignation in this manner is not one that I take lightly. I have served on thirteen public company boards over the past decade, and this is the first instance in which I have resigned from a board due to a fundamental disagreement with that board’s policies or practices.

Best Regards,

/s/ Peter A. Feld
Peter A. Feld
Managing Member
Starboard Value LP